Exhibit 99.2

eircom Group plc

Quarterly and Half Year Report

30 September 2004

24 November 2004

SECOND QUARTER RESULTS ANNOUNCEMENT

30 September 2004

HIGHLIGHTS FOR THE HALF YEAR

•                  Adjusted EBITDA(1) up 3% to €309 million due to improved gross margins and lower operating costs, giving an increased Adjusted EBITDA(1) margin of 39%.

•                  Operating profit before restructuring programme costs and exceptional operating costs up 52% to €128 million, and related operating margin of 16%, up from 10%.

•                  €98 million of capital investment in the first six months, reaffirming our target of €200 million for the year.

•                  Broadband momentum has increased, with c.83,000 users at end of September, rising to c.102,000 currently.

•                  Accelerated ongoing reorganisation resulted in a charge of €54 million in the first six months. Headcount reduced by 416 since 31 March 2004.

•      Interim dividend of 5 cent per 10 cent ordinary share will be paid on 17 December 2004.

HIGHLIGHTS FOR THE QUARTER

•                  Adjusted EBITDA(1) margin has remained at 38%.

•                  Operating profit before restructuring programme costs and exceptional operating costs up 29% to €63 million, and related operating margin of 16%, up from 12%.

(1) EBITDA before restructuring programme costs, pension amortisation and exceptional operating costs (see note 6).

Commenting on the results, eircom Chief Executive, Dr Philip Nolan said:

“Following the IPO of the company earlier this year we are delivering our business targets and have grown profitability (before restructuring programme costs) significantly both at the EBITDA and operating profit levels.  This has been driven primarily through lower operating costs and improved gross margin.

As we said at the time of our return to the public markets, broadband is vital to the future of our business.  We have now achieved our target (set in June 2003) of 100,000 broadband customers six weeks ahead of schedule.  The growth rate of broadband customers is now one of the fastest for an incumbent Telco in Europe, as we are connecting over three thousand per week.

Today we are announcing a new target of 500,000 broadband customers by December 2007.  This is an ambitious target by any measure but given our current momentum and with the appropriate support from Government and the Regulator it is achievable, especially since Ireland is one of Europe’s fastest growing economies.  Success would transform the broadband landscape in Ireland, and represents an important step towards building eircom’s future as a digital communications company.

Our determination towards the final part of our strategy, which is to re-enter the mobile market and bring competition and value to the mobile customer, remains undiminished.  In this regard we look forward to the outcome of the Regulator’s consultation on the market in the coming weeks.

Today’s results highlight eircom’s transition from a traditional telephony company towards a digital, converged business.  They also show the resilience of the business, the clarity of our strategy, and management’s determination to deliver to plan.

I am delighted that the strong cash generation of the business allows the company to meet its commitment to deliver its first dividend to shareholders.  This interim dividend will be 5 cent per share and is payable on 17 December 2004 to shareholders on the register at 3 December 2004.  The share goes ex-dividend on 1 December 2004.”

Financial Highlights

	Quarter ended Sept 2003	Quarter ended Sept 2004	Change	Half year ended Sept 2003	Half year ended Sept 2004	Change
	€’m	€’m		€’m	€’m

Turnover	415	400	(4)%	825	802	(3)%
Gross profit	309	306	(1)%	606	611	1%
Operating costs before restructuring programme costs, exceptional operating costs, depreciation and goodwill amortised	155	157	1%	314	310	(1)%
EBITDA before restructuring programme costs and exceptional operating costs	154	149	(3)%	292	301	3%
EBITDA before restructuring programme costs, pension amortisation and exceptional operating costs	158	153	(3)%	300	309	3%
Operating profit before restructuring programme costs and exceptional operating costs	49	63	29%	84	128	52%
Capital expenditure cash outflow	31	41	32%	100	98	(2)%
Net debt excluding capitalised fees				2,247	1,991	(11)%

Operational Highlights

	Quarter ended Sept 2003	Quarter ended Sept 2004	Change	Half year ended Sept 2003	Half year ended Sept 2004	Change

Total access channels (thousands)				1,964	2,042	4%
Traffic minutes (millions)	3,239	2,918	(10)%	6,606	5,989	(9)%
Interconnect minutes (millions)	1,766	1,931	9%	3,532	3,813	8%
Average headcount				8,407	7,725	(8)%
Period-end headcount				8,335	7,527	(10)%

Key Ratios

	Quarter ended Sept 2003	Quarter ended Sept 2004	Half year ended Sept 2003	Half year ended Sept 2004

Gross margin	74%	77%	73%	76%
EBITDA margin before restructuring programme costs and exceptional operating costs	37%	37%	35%	38%
EBITDA margin before restructuring programme costs, pension amortisation and exceptional operating costs	38%	38%	36%	39%
Operating margin before restructuring programme costs and exceptional operating costs	12%	16%	10%	16%

eircom Group plc

Consolidated Profit and Loss Account - unaudited

	Notes	Quarter ended 30 Sept 2003	Quarter ended 30 Sept 2004
		€ ‘m	€ ‘m

Turnover		415	400
Cost of sales		(106)	(94)
Gross profit		309	306
Operating costs before exceptional operating costs, depreciation and goodwill amortised		(155)	(163)
Exceptional operating costs		(16)	—
Depreciation (net)		(96)	(77)
Goodwill amortised on subsidiary undertakings		(9)	(9)
Total operating costs		(276)	(249)
Operating profit		33	57
Exceptional profit on the exit from subsidiaries		2	—
Exceptional loss on the disposal of fixed assets		(1)	—
Profit on ordinary activities before interest and taxation		34	57
Interest payable and similar charges (net)		(37)	(32)
(Loss)/profit on ordinary activities before taxation		(3)	25
Tax charge on (loss)/profit on ordinary activities		(2)	(7)
(Loss)/profit on ordinary activities after taxation		(5)	18
Dividend paid and proposed (including dividends and other appropriations in respect of non-equity shares)		(410)	(42)
Loss for the financial period		(415)	(24)

		€	€
(Loss)/earnings per 10 cent ordinary share – Basic and diluted		(0.03)	0.02
Adjusted earnings per 10 cent ordinary share (before restructuring programme costs, exceptional operating costs and goodwill amortisation) – Basic and diluted	4	0.01	0.04

The accompanying notes are an integral part of the consolidated financial information.

eircom Group plc

Consolidated Profit and Loss Account - unaudited

	Notes	Half year ended 30 Sept 2003	Half year ended 30 Sept 2004
		€’m	€’m

Turnover		825	802
Cost of sales		(219)	(191)
Gross profit		606	611
Operating costs before exceptional operating costs, depreciation and goodwill amortised		(314)	(364)
Exceptional operating costs		(16)	—
Depreciation (net)		(189)	(154)
Goodwill amortised on subsidiary undertakings		(19)	(19)
Total operating costs		(538)	(537)
Operating profit		68	74
Exceptional profit on the exit from subsidiaries		1	—
Exceptional loss on the disposal of fixed assets		(1)	—
Profit on ordinary activities before interest and taxation		68	74
Interest payable and similar charges (net)		(69)	(65)
(Loss)/profit on ordinary activities before taxation		(1)	9
Tax charge on (loss)/profit on ordinary activities		(9)	(10)
Loss on ordinary activities after taxation		(10)	(1)
Dividend paid and proposed (including dividends and other appropriations in respect of non-equity shares)		(416)	(47)
Loss for the financial period		(426)	(48)

		€	€
Loss per 10 cent ordinary share – Basic and diluted		(0.05)	(0.01)
Adjusted earnings per 10 cent ordinary share (before restructuring programme costs, exceptional operating costs and goodwill amortisation) – Basic and diluted	4	0.01	0.07

The accompanying notes are an integral part of the consolidated financial information.

eircom Group plc

Consolidated Balance Sheet - unaudited

	As at
	30 Sept 2003	30 Sept 2004
	€’m	€’m
Fixed assets
Goodwill	691	650
Tangible assets	2,141	2,062
	2,832	2,712
Current assets
Stocks	11	10
Debtors: amounts falling due within one year	346	327
Debtors: amounts falling due after more than one year	185	169
Restricted cash at bank and in hand	66	4
Cash at bank and in hand	64	320
	672	830

Creditors: Amounts falling due within one year	643	589

Net current assets	29	241

Total assets less current liabilities	2,861	2,953

Creditors: amounts falling due after more than one year:
Loans and other debt	2,244	2,266
Provisions for liabilities and charges	272	241
Capital grants	11	10
	2,527	2,517
Net assets	334	436

Capital and reserves
Called up share capital
- Equity share capital	54	74
- Non-equity share capital	126	89
Equity reserves
- Share premium account	—	217
- Revaluation reserve	7	87
- Capital redemption reserve	—	34
- Group merger reserve	180	180
- Other reserves	—	8
- Profit and loss account	(33)	(253)
Total shareholders’ funds (including non-equity interests)	334	436

Shareholders’ funds are split as follows:
Equity shareholders’ funds	79	258
Non-equity shareholders’ funds	255	178
	334	436

The accompanying notes are an integral part of the consolidated financial information.

eircom Group plc

Reconciliation of movements in group shareholders’ funds - unaudited

	Half year ended 30 Sept 2003	Half year ended 30 Sept 2004
	€’m	€’m

Loss on ordinary activities after taxation	(10)	(1)
Dividends and appropriations	(416)	(47)
Loss for the financial period	(426)	(48)
Reversal of preference dividend accrued	3	—
Share premium on share capital issued (gross)	—	1
Redemption of preference shares	—	(66)
Net reduction in total shareholders’ funds	(423)	(113)
Total shareholders’ funds at beginning of period	757	549
Total shareholders’ funds at end of period	334	436

Shareholders’ funds are split as follows:
Equity shareholders’ funds	79	258
Non-equity shareholders’ funds	255	178
	334	436

The accompanying notes are an integral part of the consolidated financial information.

eircom Group plc

Consolidated Cash flow Statement - unaudited

	Notes	Half year ended 30 Sept 2003	Half year ended 30 Sept 2004
		€’m	€’m

Net cash inflow from operating activities	5(a)	205	221

Returns on investments and servicing of finance	5(b)	(102)	(89)

Taxation paid (net)	5(c)	—	(38)

Capital expenditure and financial investment	5(d)	(116)	(31)

Acquisitions and disposals	5(e)	(2)	—

Equity dividends paid		(440)	—

Cash (outflow)/inflow before management of liquid resources and financing		(455)	63

Financing	5(f)	79	(95)

Decrease in net cash		(376)	(32)

Reconciliation of Net Cash Flow to Movement in Net Debt – unaudited

	Notes	Half year ended 30 Sept 2003	Half year ended 30 Sept 2004
		€’m	€’m

Decrease in cash in the period		(376)	(32)
Cash flow from increase in loans and other debt		(79)	—
Increase in net debt from cash flows	5(g)	(455)	(32)

The accompanying notes are an integral part of the consolidated financial information.

eircom Group plc

Notes to consolidated financial information – unaudited

1.              Basis of preparation

For a more complete discussion of our significant accounting policies and other information, this report should be read in conjunction with the Report and Accounts and 20-F of eircom Group plc for the year ended 31 March 2004.

Certain amounts within the prior period’s information have been reclassified to conform with the current year’s presentation.

In July 2003, eircom Group plc became the ultimate holding company of the Group, by acquiring the entire issued share capital of Valentia Telecommunications and its subsidiaries in a share for share exchange.  This acquisition has been accounted for in accordance with the principles of merger accounting.  Under FRS 6 “Acquisitions and Mergers” merger accounting is permitted to be used provided that the conditions set out in FRS 6 are met, including that merger accounting is not prohibited by the Companies Act.  Accordingly, the acquisition of Valentia Telecommunications has been accounted for in accordance with the principles of merger accounting.

The accompanying unaudited consolidated financial information, which do not form statutory accounts, have been prepared under UK GAAP on the basis of the accounting policies set out in the Report and Accounts and 20-F of eircom Group plc for the year ended 31 March 2004, and are presented in euro. The financial information for the half year ended 30 September 2004, and the comparative figures for the half year ended 30 September 2003, are unaudited.

This information is not prepared in accordance with US GAAP and is not intended to comply with SEC regulations.

In our opinion, the consolidated financial information includes all adjustments necessary for a fair presentation of the results of the interim periods shown. All adjustments are of a normal recurring nature unless otherwise disclosed. Revenues, expenses, assets and liabilities can vary during each period of the year. Therefore, the results and trends in the interim financial information may not be the same as those for the full year.

2.              Segmental information

The group provides communications services, principally in Ireland.  The Group is managed on a unitary basis and has no segments.

3.              Significant events

During the half year ended 30 September 2004, we redeemed Trancheable Redeemable Preference Shares, at a cost of €64 million, and Redeemable Preference Shares, at a cost of €2 million, in accordance with their terms.

4.              Earnings per share

	Half year ended 30 Sept 2003		Half year ended 30 Sept 2004
	Euro per Share	€’m	Euro per Share	€’m

Loss on ordinary activities after taxation		(10)		(1)
Dividends and appropriations in respect of preference shares		(16)		(10)
Basic loss attributable to ordinary shareholders	(0.05)	(26)	(0.01)	(11)
Exceptional profit on the exit from subsidiaries (net of tax)	—	1	—	—
Exceptional loss on the disposal of fixed assets	—	(1)	—	—
Goodwill amortised on subsidiary undertakings	0.03	19	0.03	19
Exceptional operating costs (net of tax)	0.03	14	—	—
Restructuring programme costs (net of tax)	—	—	0.05	47
Earnings before restructuring programme costs, exceptional operating costs and goodwill amortisation	0.01	7	0.07	55

Basic and diluted basic loss attributable per ordinary share	(0.05)		(0.01)
Basic and diluted adjusted earnings per ordinary share before restructuring programme costs, exceptional operating costs and goodwill amortisation	0.01		0.07

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period. The weighted average number of ordinary shares in issue is 742,402,055 (2003: 541,422,144). There are no dilutive potential ordinary shares in respect of basic loss per share.

The group has two classes of dilutive potential ordinary shares in respect of adjusted earnings per share. For diluted adjusted earnings per share before restructuring programme costs, exceptional operating costs and goodwill amortisation, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The weighted average number of ordinary shares on a diluted basis in respect of adjusted earnings per share is 744,198,117 for the half year ended 30 September 2004. There were no dilutive potential ordinary shares in respect of earnings per share, before restructuring programme costs, exceptional operating costs and goodwill amortisation for the half year ended 30 September 2003.

The alternative earnings per ordinary share has been presented to eliminate the effect of restructuring programme costs, exceptional operating costs and goodwill. The reconciliation of the loss attributable to ordinary shareholders to adjusted earnings used in the calculations are set out above.

5.              Amounts in Consolidated Cash flow Statement

Amounts included in the group cash flow statement are reconciled or analysed as follows: -

(a)          Net cash inflow from operating activities

	Half year ended 30 Sept 2003	Half year ended 30 Sept 2004
	€’m	€’m

Operating profit	68	74
Depreciation and amortisation	208	173
Amortisation of fair value of pension surplus arising on acquisition	8	8
Cash flows relating to prior year fundamental restructuring, business exits & other provisions	(39)	(10)
Non cash exceptional charges	15	—
Non-cash restructuring programme costs	—	19
Cash flows relating to prior year exceptional charges	(6)	(1)
Working Capital
Increase in stocks	(1)	—
Decrease in creditors	(18)	(23)
Increase in debtors	(30)	(19)
Net cash inflow from operating activities	205	221

(b)         Returns on investment and servicing of finance

	Half year ended 30 Sept 2003	Half year ended 30 Sept 2004
	€’m	€’m

Interest received	2	3
Interest paid	(58)	(67)
Exceptional interest paid	—	(24)
Debt issue costs paid	(46)	(1)
	(102)	(89)

(c)          Taxation paid (net)

	Half year ended 30 Sept 2003	Half year ended 30 Sept 2004
	€’m	€’m

Corporation tax refund received	—	3
Corporation tax paid	—	(3)
Tax paid on exit from Golden Pages	—	(38)
	—	(38)

(d)         Capital expenditure and financial investment

	Half year ended 30 Sept 2003	Half year ended 30 Sept 2004
	€’m	€’m

Payments to acquire tangible fixed assets	(100)	(98)
Receipts from disposal of fixed assets	—	1
Movement in restricted cash balance (net)	(66)	66
Repayment from ESOT	50	—
	(116)	(31)

(e)          Acquisitions and disposals

	Half year ended 30 Sept 2003	Half year ended 30 Sept 2004
	€’m	€’m

Purchase of subsidiary undertakings	(2)	—
Disposal of subsidiary undertaking	1	—
Cash disposed with subsidiary undertakings	(1)	—
	(2)	—

(f)            Financing

	Half year ended 30 Sept 2003	Half year ended 30 Sept 2004
	€’m	€’m

Repayment of loan capital	(2,231)	—
Issue of Senior and Subordinated Notes	1,060	—
Additions to loan capital	1,250	—
Share capital issued (including share premium)	—	1
Expenses paid in respect of shares issued	—	(30)
Redemption of preference shares	—	(66)
Net cash inflow/(outflow) from financing	79	(95)

(g)         Analysis of net debt

	At 31 March 2003	Cash flow	Other	At 30 Sept 2003
	€’m	€’m	€’m	€’m

Cash at bank and in hand	440	(376)	—	64
Overdrafts	(1)	—	—	(1)
	439	(376)	—	63
Debt due within one year	(105)	105	—	—
Debt due after one year	(2,125)	(184)	65	(2,244)
	(1,791)	(455)	65	(2,181)

	At 31 March 2004	Cash flow	Other	At 30 Sept 2004
	€’m	€’m	€’m	€’m

Cash at bank and in hand	352	(32)	—	320
Overdrafts	(1)	—	—	(1)
	351	(32)	—	319
Debt due after one year	(2,263)	—	(3)	(2,266)
	(1,912)	(32)	(3)	(1,947)

6.              Reconciliation of earnings before interest, taxation, restructuring programme costs, exceptional operating costs, depreciation, and amortisation (Adjusted EBITDA) to operating profit

	Quarter ended 30 Sept 2003	Quarter ended 30 Sept 2004	Half year ended 30 Sept 2003	Half year ended 30 Sept 2004
	€’m	€’m	€’m	€’m

Operating profit	33	57	68	74
Restructuring programme costs	—	6	—	54
Operating Profit before restructuring programme costs	33	63	68	128
Exceptional operating costs	16	—	16	—
Operating Profit before restructuring programme costs and exceptional operating costs	49	63	84	128
Depreciation (net)	96	77	189	154
Goodwill amortised on subsidiary undertakings	9	9	19	19
EBITDA from continuing operations before restructuring programmes costs and exceptional operating costs	154	149	292	301
Pension amortisation	4	4	8	8
Adjusted EBITDA from continuing operations before restructuring programmes costs, pension amortisation and exceptional operating costs	158	153	300	309

7.              Recently issued accounting pronouncements

The proposed adoption of International Financial Reporting Standards (‘IFRS’) for the financial year ended 31 March 2006 onwards may materially affect future financial statements. For a complete discussion of recently issued accounting pronouncements, particularly IFRS, please refer to the 20-F of eircom Group plc for the year ended 31 March 2004.

eircom Group plc

Operating and Financial Review

Commentary on results of operations for the Quarter ended 30 September 2004.

Overview

EBITDA from continuing operations before restructuring costs and exceptional operating costs (see note 6) of €149 million decreased by 3% for the quarter ended 30 September 2004 compared to €154 million for the quarter ended 30 September 2003.  This decrease was primarily driven by reduced turnover although gross margins have increased from 74% to 77% in the quarter ended 30 September 2004.

Turnover

The following table shows our turnover, from continuing operations, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the Quarter ended		% change(1)
	30 Sept 2003	30 Sept 2004	2004/2005
	€ ‘m	€ ‘m

Access (rental and connections)	€122	€138	13%
Voice traffic	130	115	(11)
Advanced voice services traffic	23	21	(10)
Total voice traffic	153	136	(11)
Data traffic	29	25	(12)
Total voice and data traffic	182	161	(11)
Data communications	47	45	(4)
Interconnect services	46	39	(15)
Other services	41	39	(3)
Gross Income	438	422	(3)
Discounts(2)	(23)	(22)	—
Total turnover	€415	€400	(4)%

Total turnover decreased by 4% in the quarter ended 30 September 2004 compared to the quarter ended 30 September 2003. This was primarily due to reduced voice and data traffic volumes, reductions in certain tariffs, a decline in turnover from data communications and lower interconnect turnover derived from very low margin transit traffic. This was partially offset by price increases on access products, in particular higher PSTN line charges and increased turnover from ADSL and Bitstream.

(1) Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2) Discounts are primarily related to turnover derived from voice and data traffic and ADSL and Bitsream which are presented on a gross basis in the table above.

Access (rental and connections)

The following table shows rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicated:

	In the Quarter ended		% Change(1)
	30 Sept 2003	30 Sept 2004	2004/2005

Total access (in millions, except percentages)
Line and equipment rental	€113	€118	5%
Connection and other charges	6	6	(1)
ADSL and Bitstream rental and connection(2)	3	13	260
WLR rental and connection	—	1	—
Total access turnover	€122	€138	13%
Access channels (in thousands at period end, except percentages)
PSTN	1,591	1,555	(2)%
WLR	—	33	—
Total	1,591	1,588	—
ISDN	361	371	3
ADSL and Bitstream(2)	12	83	586
Total access channels	1,964	2,042	4%

Turnover from access increased by 13% in the quarter ended 30 September 2004, due primarily to increases in PSTN line rental charges, growth in the number of ISDN channels, and an increase in ADSL and Bitstream turnover as a result of increased customer demand for our low-cost ADSL service.

Total number of PSTN lines were flat for the quarter ended 30 September 2004.

Total number of ISDN channels increased by 3% at the quarter ended 30 September 2004, principally due to increased demand for data, multimedia and interactive services.

ADSL and Bitstream turnover increased significantly in the quarter ended 30 September 2004 as a result of increased customer demand following new special promotions introduced.  By 30 September 2004, the number of ADSL and Bitstream lines had increased to approximately 83,000 lines, up from 12,000 in September 2003.

In the quarter ended 30 September 2004, the first Wholesale Line Rental (‘WLR’) orders from other authorised operators were received and processed.

(1) Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2) ADSL and Bitstream turnover and volumes were reclassified from Data communications to Access in the financial year ended 31 March 2004.

Traffic

The following table shows information relating to our total traffic turnover and our traffic volumes and the percentage change for the periods indicated:

	In the Quarter ended		% Change(1)
	30 Sept 2003	30 Sept 2004	2004/2005

Turnover (in millions, except percentages)
Basic voice traffic turnover
Local	€30	€26	(15)%
National	15	13	(10)
Fixed to mobile	56	52	(6)
International	29	24	(16)
Total basic voice traffic turnover	130	115	(11)
Freefone	6	6	(8)
Virtual private network	5	6	11
Premium rate services	8	5	(41)
Other advanced voice services	4	4	22
Total advanced voice traffic turnover	23	21	(10)
Total voice traffic turnover	153	136	(11)
Data traffic turnover
PSTN data	18	16	(7)
ISDN data	11	9	(19)
Total data traffic turnover	29	25	(12)
Total traffic turnover	€182	€161	(11)%

Traffic (in millions of minutes, except percentages)
Local	907	796	(12)%
National	286	260	(9)
Fixed to mobile	312	298	(4)
International	134	121	(10)
Total basic voice traffic volume	1,639	1,475	(10)
Freefone	78	69	(11)
Virtual private network	71	80	14
Premium rate services	6	5	(23)
Other advanced voice services	17	13	(23)
Total advanced voice services	172	167	(3)
Total voice minutes	1,811	1,642	(9)
Data traffic volume
PSTN data	947	919	(3)
ISDN data	481	357	(26)
Total traffic data minutes	1,428	1,276	(11)
Total traffic minutes	3,239	2,918	(10)%

Overall turnover from voice and data traffic decreased by 11% in the quarter ended 30 September 2004.

Voice Traffic

Basic voice traffic turnover decreased by 11% in the quarter ended 30 September 2004, primarily due to reductions in tariffs on international and fixed-to-mobile call types and an overall decline in traffic volumes due to loss of market share and weakness in the traditional voice market, principally due to mobile substitution.  Turnover relating to advanced voice services decreased by 10% in the quarter ended 30 September 2004, primarily due to a decrease in low margin premium rate services offset partially by growth in virtual private network turnover.

(1) Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

Total voice traffic minutes decreased by 9% in the quarter ended 30 September 2004, primarily due to a contraction of the fixed-line voice market in Ireland as a result of increasing mobile substitution, as well as the loss of some market share to competitors. The decrease in premium rate services volumes of 23% stems mainly from mobile text message substitution, and a lower volume of competitions by some service providers to reflect a changing market and continuing regulatory compliance.

Data Traffic

Turnover from data traffic decreased by 12% and data minutes decreased by 11% in the quarter ended 30 September 2004. This decrease was primarily due to the migration of heavy data users to ADSL and Bitstream which is an ‘always on’ product.

Data communications

The following table shows information relating to turnover from data communications products and services, the number of leased lines and the percentage change for the periods indicated:

	In the Quarter ended		% Change(1)
	30 Sept 2003	30 Sept 2004	2004/2005

Data communications (in millions, except percentages)
Leased lines	€33	€32	(4)%
Switched data services	7	7	11
ISP	7	6	(18)
Total data communications turnover(2)	€47	€45	(4)%
Number of leased lines (at period end, except percentages)
National leased lines	25,360	24,096	(5)%
International leased lines	631	466	(26)
Interconnect paths	2,810	2,297	(18)
Total leased lines	28,801	26,859	(7)%

Turnover from data communications decreased by 4% in the quarter ended 30 September 2004, primarily due to a reduction in leased line and ISP turnover partially offset by growth in switched data services.

Leased line turnover decreased by 4% in the quarter ended 30 September 2004, due to a reduction in the number of leased lines in operation caused by increased competition from international licensed operators and customer migration from analogue leased lines to a smaller number of high capacity digital leased lines or to switched data services.

Switched data services turnover increased by 11% in the quarter ended 30 September 2004, mainly due to customer migration from Eirpac, Frame Relay and ATM to BIP and from new customer acquisitions.

ISP turnover decreased by 18% mainly due to customers migrating from the ISP’s internet subscription dial-up products to our flat rate and ADSL products which are now included under Access turnover.

(1) Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2) ADSL and Bitstream turnover and volumes were reclassified from Data communications to Access in the financial year ended 31 March 2004.

Interconnect services

The following table shows information relating to turnover and traffic from interconnect services and the percentage change for the periods indicated:

	In the Quarter ended		% Change(1)
	30 Sept 2003	30 Sept 2004	2004/2005
Interconnect services turnover (in millions, except percentages)
Interconnect	€36	€27	(24)%
Foreign terminating traffic(2)	10	12	16
Total interconnect services turnover	€46	€39	(15)%
Interconnect services traffic (in millions of minutes, except percentages)
Call origination	547	642	17%
Call termination	677	755	12
Transit to mobile/fixed	193	124	(36)
Ancillary	69	69	(1)
International	44	37	(15)
Total interconnect	1,530	1,627	6
Foreign terminating traffic	236	304	28
Total interconnect services traffic	1,766	1,931	9%

Interconnect services turnover decreased by 15% in the quarter ended 30 September 2004 mainly due to a reduction in interconnect turnover, partially offset by a growth in foreign terminating traffic.

Turnover from interconnect decreased by 24% primarily due to a reduction in transit turnover which has a low margin, largely resulting from other authorised operators (particularly mobile) directly interconnecting with each other which led to a reduction in transit volumes of 36%.  The remaining reduction in turnover was mainly due to a reduction in international turnover due to lower rates. Call origination and termination volumes increased by 17% and 12% respectively in the quarter ended 30 September 2004 due to an increase in the number of carrier pre-select lines.

Turnover from foreign terminating traffic increased by 16% in the quarter ended 30 September 2004, primarily as a result of increased incoming traffic to mobiles.

Other services

Other services include our sales of customer premises equipment to corporate customers, directory enquiry and operator services, calling cards and public payphones, and other turnover, including LAN Communications, Infonet, and Phonewatch.

The following table shows information relating to turnover for other services and the percentage change for the periods indicated:

	In the Quarter ended		% Change(1)
	30 Sept 2003	30 Sept 2004	2004/2005
	€ ‘m	€ ‘m

Customer premises equipment	€9	€7	(23)%
Operator services	9	8	(3)
Card and payphones	5	4	(21)
Other turnover	18	20	11
Other services turnover	€41	€39	(3)%

(1) Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2) Foreign terminating traffic relates to traffic which orginates internationally and terminates or transits within Ireland.

Turnover from other services decreased by 3% in the quarter ended 30 September 2004, primarily due to a decrease in customer premises equipment sales and card and payphones revenue, partially offset by an increase in other turnover.

Customer premises equipment turnover decreased by 23% due to lower equipment sales and support revenues. Card and Payphones turnover decreased by 21% due to increased mobile use and growth of low cost international call shops. The increase in other turnover of 11% was partly due to increased security device sales at Phonewatch.

Discounts

Discounts decreased slightly in the quarter ended 30 September 2004 primarily due to the reduction of traffic revenue which was partially offset by increased discounts given on ADSL and Bitstream promotions.

Cost of sales

The following table shows information relating to the cost of sales and the percentage change for the periods indicated:

	In the Quarter ended		% Change(1)
	30 Sept 2003	30 Sept 2004	2004/2005
	€ ‘m	€ ‘m

Interconnect	€73	€65	(12)%
Foreign outpayments	12	9	(26)
Other	21	20	(3)
Total cost of sales	€106	€94	(12)%

Cost of sales decreased by 12% in the quarter ended 30 September 2004. This was due substantially to reduced volumes on interconnect transit and reduced volumes and rates in foreign outpayments. Cost of sales as a percentage of turnover was 23% in the quarter ended 30 September 2004, compared with 26% in the quarter ended 30 September 2003. This decrease is primarily a result of the reductions in costs associated with interconnect transit turnover, which is a low-margin product.

Interconnect

Interconnect cost of sales decreased by 12% in the quarter ended 30 September 2004. This was primarily due to a decline in transit traffic, caused by the fact that some other authorised operators (mainly mobile) moved to interconnection with each other instead of routing their traffic through our network.  This factor also resulted in a corresponding decline in transit turnover.  In addition, the decrease reflects a decline in certain tariffs, in particular mobile termination rates.

Foreign outpayments

Foreign outpayments decreased by 26% in the quarter ended 30 September 2004 primarily due to lower volumes and increased competition, which resulted in a decline in international settlement rates for calls.

Other

Other costs of sales decreased by 3% in the quarter ended 30 September 2004, primarily due to a decrease in premium rate services revenue, offset by an increase in costs associated with the roll out of ADSL and Bitstream.

(1) Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Operating costs before exceptional operating costs, depreciation and goodwill amortisation

The following table shows information relating to our operating costs before exceptional operating costs, depreciation and goodwill amortisation and the percentage change for the periods indicated:

	In the Quarter ended		% Change(1)
	30 Sept 2003	30 Sept 2004	2004/2005
	€ ‘m	€ ‘m
Staff costs
Wages and salaries	€93	€93	(1)%
Social welfare costs	4	4	(3)
Pension costs	6	6	3
Pay costs before capitalisation/amortisation	103	103	—
Capitalised labour	(13)	(14)	11
Pension amortisation	4	4	—
Total Staff costs before restructuring costs	94	93	(2)
Restructuring programme costs	—	6	—
Total staff costs	94	99	5
Additional operating costs
Materials and services	13	12	(9)
Other network costs	6	7	4
Accommodation	13	12	(8)
Sales and marketing	6	9	55
Transport and travel	5	4	(9)
IT cost	4	4	(3)
Miscellaneous costs	14	16	13
Total additional operating costs	61	64	4
Total operating costs before exceptional operating costs, depreciation and goodwill amortisation	€155	€163	5

Total operating costs before restructuring programme costs, exceptional operating costs, depreciation and goodwill amortisation	€155	€157	1%

Total operating costs before exceptional operating costs, depreciation and goodwill amortisation increased by 5% for the quarter ended 30 September 2004 mainly due to restructuring programme costs.  Staff costs increased by 5% which was primarily driven by restructuring programme costs offset by reduced staff costs resulting from reduction in headcount and increased capitalised labour costs.  Additional operating costs have increased by 4% for the quarter ended 30 September 2004, due mainly to increased sales and marketing costs, miscellaneous costs and other network costs, offset by savings in other costs.

Staff costs

Staff costs increased by 5% in the quarter ended 30 September 2004. This was mainly due to the restructuring programme costs, pay inflation and salary increases offset by a decline in the number of employees as a result of our early retirement and voluntary severance programmes. Capitalised labour increased by 11% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the access network. There is also an ongoing non-cash charge for pension amortisation of €4 million, relating to the amortisation of a fair value pension surplus that existed at the time of the acquisition of eircom Limited.

Restructuring programme costs of €6 million were incurred as a result of the introduction of a new voluntary leaving programme in the first quarter. The majority of these people have left the Group at 30 September 2004.

Additional operating costs

Additional operating costs increased by 4% in the quarter ended 30 September 2004, primarily due to increased sales and marketing, due to Winback, Talktime and Broadband, and miscellaneous costs offset by a decrease in materials and services costs due to lower volumes and stricter cost control, transport and travel costs due to lower travel activity and higher capitalisation in the period and a decrease in accommodation mainly due to lower rents as a result of disposals.

(1)  Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Exceptional operating costs

Exceptional operating costs of €16 million in the quarter ended 30 September 2003 relate to certain costs incurred in the refinancing of our indebtedness, which were not capitalised as debt issue costs under UK GAAP. These costs include bonus payments payable to executives relating to contractual entitlements triggered by the refinancing.

Depreciation

Our policy is to review asset lives annually in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives. Depreciation decreased by 20% in the quarter ended 30 September 2004, mainly due to reduced capital expenditure in recent years and the impact of assets which are now fully depreciated.

Goodwill amortisation

We are amortising goodwill, of €761 million, arising from acquisition of eircom Limited (our main operating company), over 20 years, which is in accordance with UK GAAP.

Interest payable and similar charges

Interest payable and similar charges decreased by 14% in the quarter ended 30 September 2004 due to the new debt structure.

Taxation

The tax charge of €7 million represented an increase in the quarter ended 30 September 2004 over the quarter ended 30 September 2003. This increase was primarily due to an increase in taxable trading profits.

Commentary on results of operations for the half year ended 30 September 2004.

Overview

EBITDA from continuing operations before restructuring costs and exceptional operating costs (see note 6) of €301 million increased by 3% for the half year ended 30 September 2004 compared to €292 million for the half year ended 30 September 2003.  This increase was primarily driven by improvements in gross margin and reduced operating costs.

Turnover

The following table shows our turnover, from continuing operations, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the Half year ended		% change(1)
	30 Sept 2003	30 Sept 2004	2004/2005
	€ ‘m	€ ‘m

Access (rental and connections)	€237	€271	14%
Voice traffic	263	235	(11)
Advanced voice services traffic	44	41	(7)
Total voice traffic	307	276	(10)
Data traffic	58	51	(11)
Total voice and data traffic	365	327	(10)
Data communications	97	92	(6)
Interconnect services	94	76	(19)
Other services	77	78	1
Gross Income	870	844	(3)
Discounts(2)	(45)	(42)	(8)
Total turnover	€825	€802	(3)%

Total turnover decreased by 3% in the half year ended 30 September 2004. This was primarily due to reduced voice and data traffic volumes, reductions in certain tariffs, a decline in turnover from data communications and lower interconnect turnover derived from very low margin transit traffic. This was partially offset by price increases on access products, in particular higher PSTN line charges and increased turnover from ADSL and Bitstream.

(1)         Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)         Discounts are primarily related to turnover derived from voice and data traffic and ADSL and Bitsream which are presented on a gross basis in the table above.

Access (rental and connections)

The following table shows rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicated:

	In the Half year ended		% Change(1)
	30 Sept 2003	30 Sept 2004	2004/2005

Total access (in millions, except percentages)
Line and equipment rental	€219	€237	8%
Connection and other charges	12	12	1
ADSL and Bitstream rental and connection(2)	6	21	253
WLR rental and connection	—	1	—
Total access turnover	€237	€271	14%
Access channels (in thousands at period end, except percentages)
PSTN	1,591	1,555	(2)%
WLR	—	33	—
Total	1,591	1,588	—
ISDN	361	371	3
ADSL and Bitstream(2)	12	83	586
Total access channels	1,964	2,042	4%

Turnover from access increased by 14% in the half year ended 30 September 2004, due primarily to increases in PSTN line rental charges, growth in the number of ISDN channels, and an increase in ADSL and Bitstream turnover as a result of increased customer demand for our low-cost ADSL service.

Total number of PSTN lines remained flat for the half year ended 30 September 2004.

Total number of ISDN channels increased by 3% at the half year ended 30 September 2004, principally due to increased demand for data, multimedia and interactive services.

ADSL and Bitstream turnover increased significantly in the half year ended 30 September 2004 as a result of increased customer demand following new special promotions introduced. By 30 September 2004, the number of ADSL and Bitstream lines had increased to approximately 83,000 lines, up from 12,000 in September 2003.

In the half year ended 30 September 2004, the first Wholesale Line Rental (‘WLR’) orders from other authorised operators were received and processed.

(1)         Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)         ADSL and Bitstream turnover and volumes were reclassified from Data communications to Access in the financial year ended 31 March 2004.

Traffic

The following table shows information relating to our total traffic turnover and our traffic volumes and the percentage change for the periods indicated:

	In the Half year ended		% Change(1)
	30 Sept 2003	30 Sept 2004	2004/2005

Turnover (in millions, except percentages)
Basic voice traffic turnover
Local	€62	€53	(15)%
National	29	26	(10)
Fixed to mobile	113	106	(6)
International	59	50	(15)
Total basic voice traffic turnover	263	235	(11)
Freefone	12	12	(5)
Virtual private network	11	12	15
Premium rate services	14	9	(34)
Other advanced voice services	7	8	12
Total advanced voice traffic turnover	44	41	(7)
Total voice traffic turnover	307	276	(10)
Data traffic turnover
PSTN data	36	33	(7)
ISDN data	22	18	(18)
Total data traffic turnover	58	51	(11)
Total traffic turnover	€365	€327	(10)%

Traffic (in millions of minutes, except percentages)
Local(2)	1,828	1,631	(11)%
National	580	520	(10)
Fixed to mobile	632	607	(4)
International	272	243	(11)
Total basic voice traffic volume	3,312	3,001	(9)
Freefone	153	140	(8)
Virtual private network	138	158	15
Premium rate services	12	9	(23)
Other advanced voice services	47	29	(40)
Total advanced voice services	350	336	(4)
Total voice minutes	3,662	3,337	(9)
Data traffic volume
PSTN data(2)	1,994	1,903	(5)
ISDN data	950	749	(21)
Total traffic data minutes	2,944	2,652	(10)
Total traffic minutes	6,606	5,989	(9)%

Overall turnover from voice and data traffic decreased by 10% in the half year ended 30 September 2004.

Voice Traffic

Basic voice traffic turnover decreased by 11% in the half year ended 30 September 2004, primarily due to reductions in tariffs on international and fixed-to-mobile call types and an overall decline in traffic volumes due to loss of market share and weakness in the traditional voice market, principally due to mobile substitution.  Turnover relating to

(1)         Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)         A portion of local voice minutes reclassified as PSTN data minutes in the half year ended 30 September 2003.

advanced voice services decreased by 7% in the half year ended 30 September 2004, primarily due to a decrease in low margin premium rate services offset partially by growth in virtual private network turnover.

Total voice traffic minutes decreased by 9% in the half year ended 30 September 2004, primarily due to a contraction of the fixed-line voice market in Ireland as a result of increasing mobile substitution, as well as the loss of some market share to competitors. The decrease in premium rate services volumes of 23% stems mainly from mobile text message substitution, and a lower volume of competitions by some service providers to reflect a changing market and continuing regulatory compliance.

Data Traffic

Turnover from data traffic decreased by 11% and data minutes decreased by 10% in the half year ended 30 September 2004. This decrease was primarily due to the migration of heavy data users to ADSL and Bitstream which is an ‘always on’ product.

Data communications

The following table shows information relating to turnover from data communications products and services, the number of leased lines and the percentage change for the periods indicated:

	In the Half year ended		% Change(1)
	30 Sept 2003	30 Sept 2004	2004/2005

Data communications (in millions, except percentages)
Leased lines	€69	€65	(7)%
Switched data services	13	16	15
ISP	15	11	(21)
Total data communications turnover(2)	€97	€92	(6)%
Number of leased lines (at period end, except percentages)
National leased lines	25,360	24,096	(5)%
International leased lines	631	466	(26)
Interconnect paths	2,810	2,297	(18)
Total leased lines	28,801	26,859	(7)%

Turnover from data communications decreased by 6% in the half year ended 30 September 2004, primarily due to a reduction in leased line and ISP turnover partially offset by growth in switched data services.

Leased line turnover decreased by 7% in the half year ended 30 September 2004, due to a reduction in the number of leased lines in operation caused by rationalisation of other authorised operators’ networks, increased competition from international licensed operators and customer migration from analogue leased lines to a smaller number of high capacity digital leased lines or to switched data services.

Switched data services turnover increased by 15% in the half year ended 30 September 2004, mainly due to customer migration from Eirpac, Frame Relay and ATM to BIP and from new customer acquisitions.

ISP turnover decreased by 21% mainly due to customers migrating from the ISP’s internet subscription dial-up products to our flat rate and ADSL products which are now included under Access turnover.

(1)         Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)         ADSL and Bitstream turnover and volumes were reclassified from Data communications to Access in the financial year ended 31 March 2004

Interconnect services

The following table shows information relating to turnover and traffic from interconnect services and the percentage change for the periods indicated:

	In the Half year ended		% Change(1)
	30 Sept 2003	30 Sept 2004	2004/2005
Interconnect services turnover (in millions, except percentages)
Interconnect	€74	€54	(28)%
Foreign terminating traffic(2)	20	22	14
Total interconnect services turnover	€94	€76	(19)%
Interconnect services traffic (in millions of minutes, except percentages)
Call origination	1,106	1,255	13%
Call termination	1,353	1,546	14
Transit to mobile/fixed	405	259	(36)
Ancillary	133	138	4
International	85	73	(15)
Total interconnect	3,082	3,271	6
Foreign terminating traffic	450	542	21
Total interconnect services traffic	3,532	3,813	8%

Interconnect services turnover decreased by 19% in the half year ended 30 September 2004 mainly due to a reduction in interconnect turnover, partially offset by a growth in foreign terminating traffic.

Turnover from interconnect decreased by 28% primarily due to a reduction in transit turnover which has a low margin, largely resulting from other authorised operators (particularly mobile) directly interconnecting with each other which led to a reduction in transit volumes of 36%.  The remaining reduction in turnover was mainly due to a reduction in international turnover due to lower rates. Call termination and origination volumes increased by 14% and 13% respectively in the half year ended 30 September 2004 due to an increase in the number of carrier pre-select lines.

Turnover from foreign terminating traffic increased by 14% in the half year ended 30 September 2004, primarily as a result of increased incoming traffic to mobiles.

Other services

Other services include our sales of customer premises equipment to corporate customers, directory enquiry and operator services, calling cards and public payphones, and other turnover, including LAN Communications, Infonet, and Phonewatch.

The following table shows information relating to turnover for other services and the percentage change for the periods indicated:

	In the Half year ended		% Change(1)
	30 Sept 2003	30 Sept 2004	2004/2005
	€ ‘m	€ ‘m

Customer premises equipment	€16	€12	(22)%
Operator services	17	17	(3)
Card and payphones	10	8	(22)
Other turnover	34	41	22
Other services turnover	€77	€78	1%

(1)         Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2)         Foreign terminating traffic relates to traffic which originates internationally and terminates or transits within Ireland.

Turnover from other services increased by 1% in the half year ended 30 September 2004, primarily due to an increase in other turnover, offset by lower revenues from customer premises equipment sales and card and payphones. The increase in other turnover of 22% was mainly due to improved hardware sales at Lan Communications and from increased security device sales at Phonewatch.

Customer premises equipment turnover decreased by 22% due to lower equipment sales and support revenues. Card and Payphones turnover decreased by 22% due to increased mobile use and growth of low cost international call shops.

Discounts

Discounts decreased by 8% in the half year ended 30 September 2004 primarily due to the reduction of traffic revenue which was partially offset by increased discounts given on ADSL and Bitstream promotions.

Cost of sales

The following table shows information relating to the cost of sales and the percentage change for the periods indicated:

	In the Half year ended		% Change(1)
	30 Sept 2003	30 Sept 2004	2004/2005
	€ ‘m	€ ‘m

Interconnect	€154	€131	(15)%
Foreign outpayments	25	20	(21)
Other	40	40	—
Total cost of sales	€219	€191	(13)%

Cost of sales decreased by 13% in the half year ended 30 September 2004. This was due substantially to reduced volumes on interconnect transit and reduced volumes and rates in foreign outpayments. Cost of sales as a percentage of turnover was 24% in the half year ended 30 September 2004, compared with 27% in the half year ended 30 September 2003. This decrease is primarily a result of the reductions in costs associated with interconnect transit turnover, which is a low-margin product.

Interconnect

Interconnect cost of sales decreased by 15% in the half year ended 30 September 2004. This was primarily due to a decline in transit traffic, caused by the fact that some other authorised operators (mainly mobile) moved to interconnection with each other instead of routing their traffic through our network.  This factor also resulted in a corresponding decline in transit turnover.  In addition, the decrease reflects a decline in certain tariffs, in particular mobile termination rates.

Foreign outpayments

Foreign outpayments decreased by 21% in the half year ended 30 September 2004 primarily due to lower volumes and increased competition, which resulted in a decline in international settlement rates for calls.

Other

Other costs of sales remained flat in the half year ended 30 September 2004, due mainly to decreases in premium rate services revenue being offset by an increase in costs associated with the roll out of ADSL and Bitstream.

(1)         Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Operating costs before exceptional operating costs, depreciation and goodwill amortisation

The following table shows information relating to our operating costs before exceptional operating costs, depreciation and goodwill amortisation and the percentage change for the periods indicated:

	In the Half year ended		% Change(1)
	30 Sept 2003	30 Sept 2004	2004/2005
	€ ‘m	€ ‘m
Staff costs
Wages and salaries	€183	€182	(1)%
Social welfare costs	7	7	—
Pension costs	13	13	1
Pay costs before capitalisation/amortisation	203	202	(1)
Capitalised labour	(23)	(27)	18
Pension amortisation	8	8	—
Total Staff costs before restructuring costs	188	183	(3)
Restructuring programme costs	—	54	—
Total staff costs	188	237	26
Additional operating costs
Materials and services	26	24	(8)
Other network costs	13	14	6
Accommodation	27	26	(4)
Sales and marketing	13	17	36
Transport and travel	10	9	(8)
IT cost	7	8	2
Miscellaneous costs	30	29	(2)
Total additional operating costs	126	127	1
Total operating costs before exceptional operating costs, depreciation and goodwill amortisation	€314	€364	16%

Total operating costs before restructuring programme costs, exceptional operating costs, depreciation and goodwill amortisation	€314	€310	(1)%

Total operating costs before exceptional operating costs, depreciation and goodwill amortisation increased by 16% for the half year ended 30 September 2004 mainly due to restructuring programme costs.  Staff costs increased by 26% which was primarily driven by restructuring programme costs offset by reduced staff costs resulting from reduction in headcount and increased capitalised labour costs.  Additional operating costs increased by 1% for half year ended 30 September 2004, mainly due to increased sales and marketing costs, other network costs and IT costs, offset by savings in other costs.

Staff costs

Staff costs increased by 26% in the half year ended 30 September 2004. This was mainly due to the restructuring programme costs, pay inflation and salary increases offset by a decline in the number of employees as a result of our early retirement and voluntary severance programmes. Capitalised labour increased by 18% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the access network. There is also an ongoing non-cash charge for pension amortisation of €8 million, relating to the amortisation of a fair value pension surplus that existed at the time of the acquisition of eircom Limited.

Restructuring programme costs of €54 million were incurred as a result of the introduction of a new voluntary leaving programme in the half year ended 30 September 2004. The majority of these people have left the Group at 30 September 2004.

(1)         Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Additional operating costs

Additional operating costs increased by 1% in the half year ended 30 September 2004, primarily due to increases in sales and marketing, due to Winback, Talktime and Broadband, and other network costs, from increased network rates, offset by a reduction in materials and services costs, due to lower volumes and stricter cost control, and a decrease in transport and travel costs due to lower travel activity and higher capitalisation in the period.

Exceptional operating costs

Exceptional operating costs of €16 million in the half year ended 30 September 2003 relate to certain costs incurred in the refinancing of our indebtedness, which were not capitalised as debt issue costs under UK GAAP. These costs include bonus payments payable to executives relating to contractual entitlements triggered by the refinancing.

Depreciation

Our policy is to review asset lives annually in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives. Depreciation decreased by 19% in the half year ended 30 September 2004, due mainly to reduced capital expenditure in recent years and the impact of assets which are now fully depreciated.

Goodwill amortisation

We are amortising goodwill, of €761 million, arising from acquisition of eircom Limited (our main operating company), over 20 years, which is in accordance with UK GAAP.

Interest payable and similar charges

Interest payable and similar charges decreased by 6% in the half year ended 30 September 2004 due to the new debt structure.

Taxation

The tax charge of €10 million represented an increase in the half year ended 30 September 2004 over the half year ended 30 September 2003. This increase was primarily due to an increase in taxable trading profits.

Liquidity

Net cash inflow from operating activities

Our primary source of liquidity is net cash inflow from operations, which represents operating profit adjusted for non-cash items which are principally depreciation and amortisation, cash flows in respect of fundamental restructuring, business exits and other provisions, and working capital movements. During the half year ended 30 September 2004, net cash inflow from operating activities increased by 8%, to €221 million from €205 million in the half year ended 30 September 2003. This increase was mainly due to improved operating profit. We also have a non-cash adjustment of €19 million in relation to the movement on restructuring programme costs accrued, that remain unpaid at 30 September 2004.

Returns on investments and servicing of finance

We use cash to pay interest on our outstanding indebtedness. Interest paid increased by 16% to €67 million from €58 million in the half year ended 30 September 2004 due to changes in the timing of payments under the new financing agreements.  During the half year ended 30 September 2004 we paid €24 million exceptional interest cost relating to our early exit from interest rate swaps. Debt issue costs paid of €1 million have decreased significantly in the half year ended 30 September 2004 compared to the half year ended 30 September 2003 due to timing of payments on the refinancing.

Taxation

During the half year ended 30 September 2004 we paid €38 million taxation as a result of an assessment which we are disputing with the Revenue Commissioners, in respect of our exit from Golden Pages.

Capital expenditure and financial investment

During the half year ended 30 September 2004, we made payments in respect of capital expenditure, of €98 million, compared to €100 million in the half year ended 30 September 2003. The principal reason for the decreased cash outflow in respect of capital expenditure in the half year ended 30 September 2004 is the timing of cash flows. Capital expenditure is used primarily to grow and renew our existing network in order to improve our services and customer satisfaction.

The restricted cash balance decreased by €66 million in the half year ended 30 September 2004. The restricted cash balance remaining at 30 September 2004 of €4 million can only be used by the group for the purposes of redeeming the remaining Redeemable Preference Shares and Trancheable Redeemable Preference Shares. The interest earned on this deposit, after deduction of any applicable taxation payable, is payable as part of the redemption price in respect of the Redeemable Preference Shares and Trancheable Redeemable Preference Shares to the extent not elected to be received as pre-redemption dividend.

Acquisitions and disposals

During the half year ended 30 September 2003, we disposed of the assets of eircom Retail and sold eircom Response.

Financing

During the half year ended 30 September 2004, we had cash outflows of €64 million in respect of the redemption of Trancheable Redeemable Preference Shares and cash outflows of €2 million in respect of the redemption of Redeemable Preference Shares in accordance with their terms. During the half year ended 30 September 2004, fees paid in respect of the Initial Public Offering in March 2004 were €30 million. In addition, we received cash of €1 million in respect of share options exercised.

During the half year ended 30 September 2003, we refinanced all of our indebtedness. This refinancing included €550 million aggregate principal amount of 7.25% Senior Notes due 2013 of Valentia Telecommunications, €285 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 of eircom Funding, and $250 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 of eircom Funding.  In addition, Valentia Telecommunications entered into a new €1.4 billion credit facility, of which €1.25 billion has been drawn down.

Capital resources

As at 30 September 2004, we had outstanding long-term debt of €2,310 million.  This is stated before offsetting capitalised fees of €44 million at 30 September 2004 relating to the refinancing of the debt.

The following table sets out our loans and other debt, net of capitalised fees.

	Within 1 Year	Between 1 & 2 Years	Between 2 & 5 Years	After 5 Years	Total
	€’m	€’m	€’m	€’m	€’m
As at 30 September 2004
Overdraft	1	—	—	—	1
Loans	—	70	1,180	—	1,250
7.25% Senior Notes due 2013 (listed)	—	—	—	550	550
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	510	510
	1	70	1,180	1,060	2,311
Capitalised fees	—	—	(9)	(35)	(44)
	1	70	1,171	1,025	2,267

Contingent liabilities

There has been no material change in our contingent liabilities in the half year ended 30 September 2004 since the filing of the 20-F for the year ended 31 March 2004.

Share Options

During the half year ended 30 September 2004, 8,197,596 options were issued under the new Share Option Plan to Executive Directors and Senior Executives. The exercise of options will be determined by reference to a performance target measured over a three-year period.

During the half year ended 30 September 2004, 1,355,300 options have been exercised under the eircom Group Executive Share Option Plan.

Forward Looking Statements

This document includes statements that are, or may be deemed to be, “forward looking statements”.  These forward looking statements include all matters that are not historical facts and include statements regarding the intentions, beliefs or current expectations of eircom Group plc concerning, amongst other things, the results of operations, financial conclusion, liquidity, prospects, growth, strategies and dividend policy of the Group and the industries in which it operates.  By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.  Forward looking statements are not guarantees of future performance.  The Group’s actual results of operations, financial condition, liquidity, and the development of the industries in which it operates may differ materially from the impression created by the forward looking statements contained in this document.

Conference call will be on 24 November at 2.30pm, the dial-in number + 353 1 664 7603 Pin number 11392

Independent Review Report to eircom Group plc

Introduction

We have been instructed by the company to review the financial information, set out on pages 6 to 13 for the six months ended 30 September 2004 which comprises the consolidated profit and loss account, the consolidated balance sheet, the reconciliation of movements in group shareholders’ funds, the consolidated cash flow statement and related notes 1 to 5.  We have read the other information contained in the half year report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report, including the conclusion, has been prepared for, and only for, the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose.  We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Directors’ Responsibilities

The half year report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the half year report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the half year financial information figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom.  A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.  A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions.  It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

PricewaterhouseCoopers, Chartered Accountants, Dublin

23 November 2004

Notes

1.       The maintenance and integrity of the eircom Group plc web site is the responsibility of the directors; the work carried out by PricewaterhouseCoopers does not involve consideration of these matters and, accordingly, PricewaterhouseCoopers accepts no responsibility for any changes that may have occurred to the half year report since it was initially presented on the web site.

2.       Legislation in the United Kingdom governing the presentation and dissemination of the half year report may differ from legislation in other jurisdictions.